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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

888314101

(CUSIP Number of Class of Securities)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 7 Pages)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

(Amendment No. 1)

CUSIP No. 888314101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Joint Filing

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF	5	Sole Voting Power	-0-

SHARES BENEFICIALLY OWNED BY	6	Shared Voting Power	1,876,550

EACH REPORTING PERSON	7	Sole Dispositive Power	-0-

WITH	8	Shared Dispositive Power	1,876,550

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,876,550

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.8% (1)

12	Type of Reporting Person IN

(1)	Calculated based on 27,642,085 shares of Titan Pharmaceuticals, Inc.’s Common Stock outstanding as of November 6, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002.

SCHEDULE 13G

(Amendment No. 1)

CUSIP No. 888314101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Joint Filing

3	SEC Use Only

4	Citizenship or Place of Organization California

NUMBER OF	5	Sole Voting Power	-0-

SHARES BENEFICIALLY OWNED BY	6	Shared Voting Power	1,876,550

EACH REPORTING PERSON	7	Sole Dispositive Power	-0-

WITH	8	Shared Dispositive Power	1,876,550

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,876,550

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.8% (2)

12	Type of Reporting Person OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are trustees.

(2)	Calculated based on 27,642,085 shares of Titan Pharmaceuticals, Inc.’s Common Stock outstanding as of November 6, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002.

Item 4. Ownership

     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Amendment No. 1 to Schedule 13G, which Rows are incorporated by reference herein. According to Titan Pharmaceuticals, Inc.’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, as filed with the Securities and Exchange Commission on November 14, 2002, there were 27,642,085 shares of its Common Stock outstanding as of November 6, 2002. As of the date of filing of this Amendment No. 1 to Schedule 13G, the following reporting persons hold directly the following number of shares of Titan Pharmaceuticals, Inc.’s Common Stock:

REPORTING PERSON	COMMON STOCK DIRECTLY HELD

Kevin Douglas	927,000

Douglas Family Trust	949,550

Total	1,876,550

     Each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule 13G shall not be construed as an admission by any reporting person that such person is a beneficial owner of any securities other than those directly held by such person.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	/s/ Kevin Douglas Kevin Douglas

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	DOUGLAS FAMILY TRUST

By: /s/ James E. Douglas, Jr.

James E. Douglas, Jr. Title: Trustee

By: /s/ Jean A. Douglas

Jean A. Douglas Title: Trustee

EXHIBIT A

JOINT FILING AGREEMENT

     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Amendment No. 1 to Schedule 13G to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned of shares of Titan Pharmaceuticals, Inc.’s Common Stock, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 14, 2003		/s/ Kevin Douglas Kevin Douglas

Date: February 14, 2003		DOUGLAS FAMILY TRUST
	By:	/s/ James E. Douglas, Jr. James E. Douglas, Jr. Title: Trustee

	By:	/s/ Jean A. Douglas Jean A. Douglas Title: Trustee